UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549


                                FORM 12b-25
                        NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-27177
                                                         CUSIP NUMBER 364162 206

(Check One) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
            [ ] Form N-SAR  [ ] Form N-CSR

                  For the Period Ended March 31, 2005

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended ________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:      GALTECH SEMICONDUCTOR MATERIALS CORPORATION

Former Name if Applicable:    N/A

Address of Principal          25308 SE 35th St
Executive Office:             Issaquah, Wa 98029


                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

         The Company is in the process of completing its financial statements for the quarter ended March 31, 2005, and believes that the Report will be available for filing on or before May 23, 2005.

                           PART IV - OTHER INFORMATION

(1)      Name and address of person to contact in regard to this notification:


           Edward Bloom                  (425)   391-3019
         -----------------------------------------------------------------------


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [ ] Yes                                [X] No

         The Company's annual report on Form 10-KSB for the year ended December 31, 2004 has not been filed because the Company is in the process of completing its audited financial statements.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [ ] Yes                                [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         GALTECH SEMICONDUCTOR MATERIALS CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2005                      By /s/ Edward Bloom
                                          ---------------------------------
                                          Edward Bloom Secretary/Treasurer